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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

CNinsure Inc.

(Name of Issuer)

Ordinary Shares, $0.001 par value

(Title of Class of Securities)

G2352K 108**

(CUSIP Number)

Cathay Capital Holdings II, L.P.
c/o New China Capital Management, LP
Attn:  Ling Liu
One Dock Street
Stamford, CT 06902
(203) 328-1800

With a copy to:

George Y. Liu, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depository shares (“ADSs”), evidenced by American Depository Receipts, each representing 20 ordinary shares of the Issuer. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“the Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON Cathay Capital Holdings II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,294,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,294,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,294,4201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

2 Based upon a total of 1,003,270,326 outstanding ordinary shares of the Issuer as of December 31, 2011, as reported in the Issuer’s annual report on Form 20-F dated April 24, 2012 (for the fiscal year ended December 31, 2011).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Cathay Master GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,294,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,294,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,294,4203
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%4
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

3 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

4 Based upon a total of 1,003,270,326 outstanding ordinary shares of the Issuer as of December 31, 2011, as reported in the Issuer’s annual report on Form 20-F dated April 24, 2012 (for the fiscal year ended December 31, 2011).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON New China Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,294,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,294,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,294,4205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%6
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

5 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

6 Based upon a total of 1,003,270,326 outstanding ordinary shares of the Issuer as of December 31, 2011, as reported in the Issuer’s annual report on Form 20-F dated April 24, 2012 (for the fiscal year ended December 31, 2011).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. NCCM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,294,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,294,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,294,4207
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%8
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

7 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

8 Based upon a total of 1,003,270,326 outstanding ordinary shares of the Issuer as of December 31, 2011, as reported in the Issuer’s annual report on Form 20-F dated April 24, 2012 (for the fiscal year ended December 31, 2011).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. TAM China, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,294,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,294,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,294,4209
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%10
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

9 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

10 Based upon a total of 1,003,270,326 outstanding ordinary shares of the Issuer as of December 31, 2011, as reported in the Issuer’s annual report on Form 20-F dated April 24, 2012 (for the fiscal year ended December 31, 2011).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. The Cathay Investment Fund, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 104,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 104,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,40011
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%12
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

11 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

12 Based upon a total of 1,003,270,326 outstanding ordinary shares of the Issuer as of December 31, 2011, as reported in the Issuer’s annual report on Form 20-F dated April 24, 2012 (for the fiscal year ended December 31, 2011).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. New China Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 104,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 104,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,40013
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%14
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO

13 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

14 Based upon a total of 1,003,270,326 outstanding ordinary shares of the Issuer as of December 31, 2011, as reported in the Issuer’s annual report on Form 20-F dated April 24, 2012 (for the fiscal year ended December 31, 2011).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Paloma International L.P. / 06-1539218
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,805,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,805,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,805,80015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%16
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

15 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

16 Based upon a total of 1,003,270,326 outstanding ordinary shares of the Issuer as of December 31, 2011, as reported in the Issuer’s annual report on Form 20-F dated April 24, 2012 (for the fiscal year ended December 31, 2011).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Paloma Partners LLC / 06-1111569
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,407,940
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,407,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,407,94017
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%18
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

17 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

18 Based upon a total of 1,003,270,326 outstanding ordinary shares of the Issuer as of December 31, 2011, as reported in the Issuer’s annual report on Form 20-F dated April 24, 2012 (for the fiscal year ended December 31, 2011).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Paloma International Limited / Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,961,180
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,961,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,961,18019
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%20
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

19 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

20 Based upon a total of 1,003,270,326 outstanding ordinary shares of the Issuer as of December 31, 2011, as reported in the Issuer’s annual report on Form 20-F dated April 24, 2012 (for the fiscal year ended December 31, 2011).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Paloma Partners Management Company / 13-3145891
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,174,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,174,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,174,92021
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%22
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

21 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

22 Based upon a total of 1,003,270,326 outstanding ordinary shares of the Issuer as of December 31, 2011, as reported in the Issuer’s annual report on Form 20-F dated April 24, 2012 (for the fiscal year ended December 31, 2011).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Trust Asset Management, LLP/ 66-0595952
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,174,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,174,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,174,92023
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%24
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

23 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

24 Based upon a total of 1,003,270,326 outstanding ordinary shares of the Issuer as of December 31, 2011, as reported in the Issuer’s annual report on Form 20-F dated April 24, 2012 (for the fiscal year ended December 31, 2011).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON S. Donald Sussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,075,340
	8	SHARED VOTING POWER 53,573,740
	9	SOLE DISPOSITIVE POWER 26,075,340
	10	SHARED DISPOSITIVE POWER 53,573,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,649,08025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%26
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

25 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

26 Based upon a total of 1,003,270,326 outstanding ordinary shares of the Issuer as of December 31, 2011, as reported in the Issuer’s annual report on Form 20-F dated April 24, 2012 (for the fiscal year ended December 31, 2011).

CUSIP No. G2352 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON Paul S. Wolansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,716,740
	8	SHARED VOTING POWER 32,398,820
	9	SOLE DISPOSITIVE POWER 14,716,740
	10	SHARED DISPOSITIVE POWER 32,398,820
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,115,56027
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%28
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

27 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

28 Based upon a total of 1,003,270,326 outstanding ordinary shares of the Issuer as of December 31, 2011, as reported in the Issuer’s annual report on Form 20-F dated April 24, 2012 (for the fiscal year ended December 31, 2011).

CUSIP No. G4161R 100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON Hermann Leung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF,OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,846,520
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,846,520
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,52029
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%30
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

29 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

30 Based upon a total of 1,003,270,326 outstanding ordinary shares of the Issuer as of December 31, 2011, as reported in the Issuer’s annual report on Form 20-F dated April 24, 2012 (for the fiscal year ended December 31, 2011).

Item 1.	Security and the Issuer

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 29, 2011, and Amendment No. 1 to Schedule 13D filed with the SEC on February 24, 2012 (“Amendment No.1”), with respect to the ordinary shares, par value $0.001 (the “Common Stock”)31, of CNinsure Inc., a Cayman Islands exempted company (the “Issuer”).  The principal executive offices of the Issuer are located at 22/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China.

Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.  Except as otherwise expressly provided herein, all Items of the Original Schedule 13D, as amended by Amendment No. 1, remain unchanged.

Item 2.	Identity and Background

Paragraph (b) of Item 2 is hereby amended and restated as follows:

(b) The business addresses of the Reporting Persons are as follows:

Cathay Capital Holdings, L.P.
Cathay Master GP, Ltd.
New China Capital Management, LP
NCCM, LLC
TAM China, LLC
The Cathay Investment Fund, Limited
New China Investment Management, Inc.
Paul S. Wolansky
One Dock Street
Stamford, CT 06902 -5836

PILP
PPMC
Paloma Partners
Two American Lane
Greenwich, CT
06836-2571

Paloma Limited
c/o Harbour Financial Services Limited
Victoria Place, 31 Victoria Street
Hamilton HM10
Bermuda

Mr. Sussman
217 Commercial Street 5th Floor
Portland, ME 04101

Hermann Leung
E4, 82 Repulse Bay Road
Hong Kong

Trust Asset Management, LLP
217 Commercial Street  5th Floor
Portland, ME 04101

Item 3.	Source and Amount of Funds or other Consideration

Subparagraphs (i), (iii), (v) and (viii) of Item 3 are hereby amended and restated as follows:

(i) The 32,294,420 shares of Common Stock (1,614,721 ADSs) held by Cathay Capital were acquired using working capital, capital contributed to Cathay Capital by its limited partners and margin loans.

(iii) Mr. Wolansky may be deemed to beneficially own the following Common Stock:

• 14,716,740 shares of Common Stock (735,837 ADSs) directly held by Mr. Wolansky, acquired by Mr. Wolansky’s direct purchase of the Common Stock in the open market, distributions in-kind of Common Stock by CIF to Mr. Wolansky (as described in Item 4 of the Terminating 13G Filing), and Mr. Wolansky’s direct purchase of the Common Stock from New China Management Corp. (“NCMC”) (as described in Item 4 of the Terminating 13G Filing), an entity which is the former investment manager for CIF and is 100% owned by Mr. Sussman.
• 32,294,420 shares of Common Stock (1,614,721 ADSs) directly held by Cathay Capital (Mr. Sussman and Mr. Wolansky are the owners and sole officers and directors of Cathay GP, the general partner of Cathay Capital, and the owners of New China, the investment manager for Cathay Capital, and therefore Mr. Wolansky may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by Cathay Capital).
• 104,400 shares of Common Stock (5,220 ADSs) directly held by CIF (Mr. Sussman and Mr. Wolansky each, directly and/or indirectly, own 50% of NCIM, the investment manager for CIF, and therefore Mr. Wolansky may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by CIF).

31 For purposes of this Statement, “Common Stock” means all of the ordinary shares of the Issuer, including those underlying ADSs.

(v) The 9,805,800 shares of Common Stock (490,290 ADSs) held by PILP (through Sunrise) were acquired using capital contributed to PILP by its limited partners (Paloma Partners and Paloma Limited).

(viii) Mr. Sussman may be deemed to beneficially own the following Common Stock:

• 21,511,600 shares of Common Stock (1,075,580 ADSs) directly held by Mr. Sussman, acquired by Mr. Sussman’s direct purchase of the Common Stock in the open market, distributions in-kind of Common Stock by CIF to Mr. Sussman (as described in Item 4 of the Terminating 13G Filing), transfers of Common Stock from the GRAT (as defined below) to Mr. Sussman and a distribution to Mr. Sussman by NCMC (as described in Item 4 of the Terminating 13G Filing), an entity which is the former investment manager for CIF and is 100% owned by Mr. Sussman.
•  271,320 shares of Common Stock (13,566 ADSs) held by a grantor retained annuity trust (the “GRAT”), of which Mr. Sussman is a co-trustee, acquired through transfers of Common Stock from Mr. Sussman to the GRAT (as co-trustee, pursuant to Section 13(d) of the Act and the rules thereunder, Mr. Sussman may be deemed to beneficially own all of the shares of Common Stock held by the GRAT);
• 4,292,420 shares of Common Stock (214,621 ADSs) held by Caremi Partners Ltd. (“Caremi”), of which Mr. Sussman is the sole shareholder (acquired by distributions in-kind of Common Stock by CIF to Caremi, as described in Item 4 of the Terminating 13G Filing).  Pursuant to Section 13(d) of the Act and the rules thereunder, because of his status as sole shareholder, Mr. Sussman may be deemed to beneficially own all of the Common Stock of the Issuer held by Caremi).
• 21,174,920 shares of Common Stock (1,058,746 ADSs) directly held collectively by PILP, Paloma Partners and Paloma Limited (based on the relationships described in Item 2(a) above, Mr. Sussman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by those entities).
• 32,294,420 shares of Common Stock (1,614,721 ADSs) directly held by Cathay Capital (Mr. Sussman and Mr. Wolansky are the owners and sole officers and directors of Cathay GP, the general partner of Cathay Capital, and the owners of New China, the investment manager for Cathay Capital, and therefore Mr. Sussman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by Cathay Capital).
• 104,400 shares of Common Stock (5,220 ADSs) directly held by CIF (Mr. Sussman and Mr. Wolansky each, directly and/or indirectly, own 50% of NCIM, the investment manager for CIF, and therefore Mr. Sussman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by CIF).

Item 5.	Interest in Securities of the Issuer

Subparagraphs (a) and (b) of Item 5 are hereby amended and restated as follows:

The following information with respect to the ownership of the Common Stock is provided as of the date hereof:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Cathay Capital Holdings II, L.P. (1)	32,294,420	3.2%	0	32,294,420	0	32,294,420
Cathay Master GP, Ltd. (2)	32,294,420	3.2%	0	32,294,420	0	32,294,420
New China Capital Management, LP (3)	32,294,420	3.2%	0	32,294,420	0	32,294,420
NCCM, LLC (4)	32,294,420	3.2%	0	32,294,420	0	32,294,420
TAM China, LLC (5)	32,294,420	3.2%	0	32,294,420	0	32,294,420
The Cathay Investment Fund, Limited (6)	104,400	0.0%	0	104,400	0	104,400
New China Investment Management, Inc. (7)	104,400	0.0%	0	104,400	0	104,400
PILP (8)	9,805,800	1.0%	0	9,805,800	0	9,805,800
Paloma Partners (9)	7,407,940	0.7%	0	7,407,940	0	7,407,940
Paloma Limited (10)	3,961,180	0.4%	0	3,961,180	0	3,961,180
PPMC (11)	21,174,920	2.1%	0	21,174,920	0	21,174,920
TAM (12)	21,174,920	2.1%	0	21,174,920	0	21,174,920
S. Donald Sussman (13)	79,649,080	7.9%	26,075,340	53,573,740	26,075,340	53,573,740
Paul S. Wolansky (14)	47,115,560	4.7%	14,716,740	32,398,820	14,716,740	32,398,820
Hermann Leung (15)	8,846,520	0.9%	8,846,520	0	8,846,520	0

(1) Cathay Capital is the record owner of 32,294,420 shares of Common Stock.

(2) Cathay GP, as general partner of Cathay Capital, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by Cathay Capital.

(3) New China, as the investment manager of Cathay Capital, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Cathay Capital.

(4) NCCM, as general partner of New China, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Cathay Capital.

(5) TAM China, as general partner of New China, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Cathay Capital.

(6) CIF is the record owner of 104,400 shares of Common Stock.

(7) NCIM, as the investment manager of CIF, may be deemed to have shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by CIF.

(8) PILP is the owner of 9,805,800 shares of Common Stock (through Sunrise).

(9) Paloma Partners is the record owner of 7,407,940 shares of Common Stock.

(10) Paloma Limited is the record owner 3,961,180 shares of Common Stock.

(11) PPMC, as a general partner of PILP, special member of Paloma Partners and adviser to Paloma Limited, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held by PILP (through Sunrise), Paloma Partners and Paloma Limited.

(12) TAM, as a general partner of PILP, managing member of Paloma Partners and trading advisor to Paloma Limited, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held by PILP (through Sunrise), Paloma Partners and Paloma Limited.

(13)  See Item 3(viii) above for a description of the shares of Common Stock that Mr. Sussman may be deemed to beneficially own.

(14)  The 47,115,560 shares of Common Stock beneficially owned by Mr. Wolansky consist of (i) 14,716,740 shares of Common Stock directly held by Mr. Wolansky, (ii) 32,294,420 shares of Common Stock held directly by Cathay Capital and (iii) 104,400 shares of Common Stock held directly by CIF.  Mr. Wolansky, as the sole member of NCCM, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Cathay Capital.  Mr. Wolansky, as the holder of 50% of the outstanding shares of NCIM, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose of or direct the disposition of) the Common Stock held directly by CIF.

(15) The 8,846,520 shares of Common Stock beneficially owned by Mr. Leung consist of (i) 8,826,520 shares of Common Stock directly held by Web-based Securities Limited, the sole shareholder of which is Mr. Leung, and (ii) 20,000 shares of Common Stock directly held by Mr. Leung.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified as holding the Common Stock reported on this Statement) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Subparagraph (c) of Item 5 is amended and supplemented to add the following information regarding the trading dates, number of shares of Common Stock purchased or sold, and the price per ADS (each of which represents 20 shares of Common Stock) for all transactions by the Reporting Persons in shares of Common Stock within the past 60 days, all of which were brokered transactions:.

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per ADS
Paloma International L.P.	9/14/2012	(500,000)	$6.37110032
Paloma International L.P.	10/12/2012	(66,000)	$5.70450033
Paloma International L.P.	10/15/2012	(600,000)	$5.72210034
Paloma International L.P.	10/16/2012	(460,000)	$5.83380035
Paloma International L.P.	10/17/2012	(500,000)	$5.93920036
Paloma International L.P.	10/18/2012	(398,000)	$5.94630037
Paloma International L.P.	10/19/2012	(32,000)	$5.90250038
Paloma International L.P.	10/22/2012	(240,000)	$5.87810039
Paloma International L.P.	10/23/2012	(306,140)	$5.79775840
Paloma International L.P.	10/24/2012	(358,440)	$5.80440041
Paloma International L.P.	10/25/2012	(444,000)	$5.85550042
Paloma International L.P.	11/1/2012	(500,000)	$6.22817443
Paloma International L.P.	11/2/2012	(500,000)	$6.58430044
Paloma International L.P.	11/5/2012	(386,000)	$7.05850045
Paloma International L.P.	11/6/2012	(376,400)	$7.17710046
Paloma International L.P.	11/7/2012	(236,000)	$7.04990047
Paloma International L.P.	11/12/2012	(100,000)	$7.18000048
Paloma International L.P.	11/13/2012	(420,000)	$7.15300049

32 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $6.20 to $6.50.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
33 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $5.70 to $5.80.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
34 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $5.65 to $5.82.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
35 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $5.76 to $5.90.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
36 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $5.87 to $5.96.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
37These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $5.90 to $6.02.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
38 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $5.90 to $5.91.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
39 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $5.87 to $5.90.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
40 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $5.79 to $5.81.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
41These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $5.80 to $5.84.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
42 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $5.80 to $5.90.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
43 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $6.00 to $6.31.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
44 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $6.23 to $6.77.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
45 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $6.78 to $7.19.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
46 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $7.15 to $7.26.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
47 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $7.00 to $7.17.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
48 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $7.15 to $7.21.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.
49 These shares of Common Stock were sold by PILP in multiple transactions at prices ranging from $7.05 to $7.21.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated December 29, 2011, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           November 15, 2012

CATHAY CAPITAL HOLDINGS II, L.P.

By:	Cathay Master GP, Ltd., its general partner

	By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

CATHAY MASTER GP, LTD.

By:		/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

NEW CHINA CAPITAL MANAGEMENT, LP

By:	NCCM, LLC, its general partner

	By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Member

NCCM, LLC

By:		/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Member

THE CATHAY INVESTMENT FUND, LIMITED

By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

PAUL S. WOLANSKY

/s/ Paul S. Wolansky

HERMANN LEUNG

/s/ Hermann Leung

NEW CHINA INVESTMENT MANAGEMENT, INC.

By: /s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Chairman

TAM CHINA, LLC

By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: Member

PALOMA INTERNATIONAL, L.P.

By:	Trust Asset Management, LLP, its general partner

	By:	Capital Asset Management, Inc. its managing partner

		By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: President

PALOMA PARTNERS LLC

By:	Trust Asset Management, LLP, its managing member

	By:	Capital Asset Management, Inc., its managing partner

		By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: President

PALOMA INTERNATIONAL LIMITED

By: /s/ Gregory Hayt
Name: Gregory Hayt
Title: Vice President

PALOMA PARTNERS MANAGEMENT COMPANY

By:	/s/ Michael J. Berner
Name: Michael J. Berner
Title: Executive Vice President

TRUST ASSET MANAGEMENT, LLP

By: Capital Asset Management, Inc., its managing partner

By: /s/ S. Donald Sussman
Name: S. Donald Sussman
Title: President

S. DONALD SUSSMAN

/s/ S. Donald Sussman

Exhibit I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of CNinsure Inc., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: December 29, 2011

CATHAY CAPITAL HOLDINGS II, L.P.

By:	Cathay Master GP, Ltd., its general partner

	By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

CATHAY MASTER GP, LTD.

By:		/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

NEW CHINA CAPITAL MANAGEMENT, LP

By:	NCCM, LLC, its general partner

	By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Member

NCCM, LLC

By:		/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Member

THE CATHAY INVESTMENT FUND, LIMITED

By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

PAUL S. WOLANSKY

/s/ Paul S. Wolansky

HERMANN LEUNG

/s/ Hermann Leung

NEW CHINA INVESTMENT MANAGEMENT, INC.

By: /s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Chairmant

TAM CHINA, LLC

By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: Member

PALOMA INTERNATIONAL, L.P.

By:	Trust Asset Management, LLP, its general partner

	By:	Capital Asset Management, Inc. its managing partner

		By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: President

PALOMA PARTNERS LLC

By:	Trust Asset Management, LLP, its managing member

	By:	Capital Asset Management, Inc., its managing partner

		By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: President

PALOMA INTERNATIONAL LIMITED

By:	Trust Asset Management, LLP, its trading advisor

	By:	Capital Asset Management, Inc., its managing partner

		By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: President

PALOMA PARTNERS MANAGEMENT COMPANY

By:	/s/ Michael J. Berner
Name: Michael J. Berner
Title: Executive Vice President

TRUST ASSET MANAGEMENT, LLP

By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: President

S. DONALD SUSSMAN

/s/ S. Donald Sussman